UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [  ]
Securities Act Rule 802 (Exchange Offer) [  ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ X ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [  ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [  ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [  ]

Commonwealth Bank of Australia

ACN 123 123 124
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company’s Incorporation or Organization)

Commonwealth Bank of Australia
ACN 123 123 124
(Name of Person(s) Furnishing Form)

Ordinary Shares
American Depositary Shares
(Title of Class of Subject Securities)

Q26915100 (Ordinary Shares)
202712105 (American Depositary Receipts)
(CUSIP Number of Class of Securities)

John Damien Hatton, Company Secretary
Commonwealth Bank of Australia
Level 2, 48 Martin Place
SYDNEY NSW 1155
AUSTRALIA
Telephone: +61 2 9378-3546
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000, Australia
Telephone: (011) (613) 9635-1500

March 8, 2004
(Date Tender Offer/Rights Offering Commenced)

Part I — Home Jurisdiction Documents
Part II — Information not required to be sent to Security Holders
Part III — Consent to Service of Process
SIGNATURE
Exhibit Index
BUY-BACK TENDER BOOKLET
NOTICE TO HOLDERS
EXPLANATORY NOTICE
TENDER FORM
TENDER FORM
WITHDRAWL/AMENDMENT FORM
AUSTRALIAN STOCK EXCHANGE ANNOUNCEMENT
CHIEF FINANCIAL OFFICER PRESENTATION

Part I - Home Jurisdiction Documents

Attachments:

(A)	Buy-Back Tender Booklet

(B)	Notice to holders of American Depositary Receipts

(C)	ADR Transmittal Letter

(D)	Tender Form — Issuer Sponsored Holders

(E)	Tender Form — CHESS Holders

(F)	Withdrawal/Amendment Form

Part II - Information not required to be sent to Security Holders

Exhibits:

(1)	Australian Stock Exchange Announcement dated February 11, 2004

(2)	Chief Financial Officer Presentation to Analysts dated February 11, 2004

Part III - Consent to Service of Process

Commonwealth Bank of Australia is furnishing, concurrently with the furnishing of this Form CB, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of this Form CB.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMONWEALTH BANK OF AUSTRALIA

By:	/s/ John Damien Hatton

	Name:	John Damien Hatton
	Title:	Company Secretary

March 1, 2004

Exhibit Index

Exhibit No.	Document

A	Buy-Back Tender Booklet

B	Notice to holders of American Depositary Receipts

C	ADR Transmittal Letter

D	Tender Form — Issuer Sponsored Holders

E	Tender Form — CHESS Holders

F	Withdrawal/Amendment Form

99.1	Australian Stock Exchange Announcement dated February 11, 2004

99.2	Chief Financial Officer Presentation to Analysts dated February 11, 2004